UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, January 29th 2016

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re: EDENOR S.A. – Material fact -

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in compliance with applicable laws and regulations, in order to inform that yesterday Resolution Number 7th of the Ministry of Energy and Mines was published in the Official Journal which instructed the Argentine Electricity Agency (ENRE) to perform as part of the Integral Tariff Review (RTI) an adjustment of the Value‑Added for Distribution to the tariff schedules and carry out all the required actions to achieve the RTI before December 31th 2016.

Likewise, the mentioned resolution decided to: (i) render the Rational Use of Energy Program (PUREE) ineffective; (ii) revoke the Resolution 32/2015 of the Secretariat of Energy as from the effective date of the ENRE Resolution implementing the tariff schedule; (iii) cancel, until further instructions, all the effects derived from mutual agreements entered into the Distributors and CAMMESA; and (iv) carry out all required actions in order to terminate the Trusts created pursuant to ENRE 347/2012 Resolution.

The Company is waiting for the instrumentation of the measures stipulated by said resolution in order to assess the impact.

Best regards,

Víctor Ruíz

Market Relations Manager

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: February 1, 2016